UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Amneal Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Titles of Class of Securities)

03168L105

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,328,767 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 12,328,767 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,328,767 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation is based on a total of 151,475,789 Class A Shares (as defined herein) outstanding as of October 28, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined herein) with the Securities and Exchange Commission (the “Commission”) on November 7, 2022.

CUSIP No. 03168L105	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,328,767 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,328,767 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,328,767 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 151,475,789 Class A Shares outstanding as of October 28, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2022.

CUSIP No. 03168L105	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,328,767 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,328,767 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,328,767 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 151,475,789 Class A Shares outstanding as of October 28, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2022.

CUSIP No. 03168L105	SCHEDULE 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,328,767 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 12,328,767 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,328,767 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 151,475,789 Class A Shares outstanding as of October 28, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2022.

CUSIP No. 03168L105	SCHEDULE 13D	Page 6 of 9

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 14, 2018, as amended and supplemented by Amendment No. 1 filed on July 10, 2019 and Amendment No. 2 filed on January 18, 2022 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation (“TPG”), which is the controlling shareholder of TPG GPCo, LLC, a Delaware limited liability company, which is the managing member of each of (i) TPG Holdings I-A, LLC, a Delaware limited liability company, and (ii) TPG Holdings III-A, LLC, a Cayman limited liability company. TPG Holdings I-A, LLC is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the general partner of TPG Improv Holdings, L.P., a Delaware limited partnership (“TPG Improv”), which directly holds 12,328,767 Class A Shares. TPG Holdings III-A, LLC is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership, which is general partner of TPG PEP GenPar Advisors, L.P., a Delaware limited partnership, which is the general partner of TPG PEP GenPar Governance, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG Public Equity Partners, LP, a Delaware limited partnership, which directly held Class A Shares, and (ii) TPG Public Equity Partners Master Fund, L.P., a Cayman Islands limited partnership (together with TPG Public Equity Partners, LP, the “TPEP Funds”), which directly held Class A Shares.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the penultimate paragraph:

“On December 12, 2022, the TPEP Funds sold an aggregate of 3,884,600 Class A Shares in open market sales at a weighted average price per share of $2.3414 in multiple transactions at prices ranging from $2.34 to $2.465, inclusive.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on a total of 151,475,789 Class A Shares outstanding as of October 28, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 7, 2022. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 12,328,767 Class A Shares, which constitutes approximately 8.1% of the outstanding Class A Shares.”

CUSIP No. 03168L105	SCHEDULE 13D	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2022

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)
Jon Winkelried
By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 20, 2020, which was previously filed with the Commission as an exhibit to a Form 3 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

CUSIP No. 03168L105	SCHEDULE 13D	Page 8 of 9

SCHEDULE I

Information with Respect to Executive Officers of TPG GP A, LLC. All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

James G. Coulter	Executive Chairman
Jon Winkelried	Chief Executive Officer
Jack Weingart	Chief Financial Officer
Todd Sisitsky	President
Ken Murphy	Chief Operating Officer
Anilu Vazquez-Ubarri	Chief Human Resources Officer
Bradford Berenson	General Counsel
Martin Davidson	Chief Accounting Officer
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer

CUSIP No. 03168L105	SCHEDULE 13D	Page 9 of 9

Exhibit Index

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).
  Share Purchase Agreement dated as of October 17, 2017 by and among Amneal Holdings, LLC and the purchasers set forth in Schedule A thereto (incorporated by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons on May 14, 2018 with respect to the Issuer).
  Amendment No. 1 to Share Purchase Agreement dated as of May 3, 2018 by and between TPG Improv Holdings, L.P. and Amneal Holdings, LLC (incorporated by reference to Exhibit 3 to Schedule 13D filed by the Reporting Persons on May 14, 2018 with respect to the Issuer).
  Letter Agreement dated as of November 21, 2017 by and among Amneal Holdings, LLC, Amneal Pharmaceuticals, Inc. and TPG Improv Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 7, 2018).
  Form of Restated Certificate Of Incorporation Amneal Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 7, 2018).